Exhibit 1

Harry Winston Diamond Corporation Announces
Diavik Diamond Mine Second Quarter 2008 Update

TORONTO, CANADA (July 25, 2008) – Harry Winston Diamond Corporation (TSX: HW; NYSE: HWD) today announced that the operator of the Diavik Diamond Mine has provided the following update on work during the second quarter of 2008 at the Diavik Diamond Mine: Ore production accelerated in the second quarter in line with plan due to improved operating conditions. Ore was mined predominantly from the A154 South kimberlite pipe, with smaller tonnages mined from the A154 North and A418 pipes. The A418 ore was mined as part of ongoing pre-stripping of waste overburden to prepare the second open pit. This initial ore is low grade weathered kimberlite capping the pipe and diluted with overlying glacial till. Full scale open pit production from A418 is scheduled to begin in earnest late this year. Natural grade variation in the A154 pipes combined with the low grade nature of the A418 production of ore mixed with waste overburden material resulted in 2.522 million carats of diamonds being recovered during the quarter, 23 per cent below the same quarter of 2007. Diamond production is now forecast to be from 10 to 10.5 million carats in 2008.

Work continues at significant pace to prepare the mine site for underground mining. Below surface, tunnelling work has now passed 8 kilometres with tunnel advance rates accelerating during the quarter. Construction is progressing as planned on the new crusher and paste backfill plant, on expansions to the water treatment and power plants, and on foundations for mine change rooms and additional permanent accommodation facilities. Underground mining is projected to begin in 2009 and to replace open pit mining by 2012. In other capital work, a CDN $50 million project was approved to make additions and modifications to the ore processing plant to recover very small diamonds, reflecting good market demand for that product. The first recovery of small diamonds is expected towards the end of 2009.

Information in this news release that is not current or historical factual information may constitute forward-looking information or statements within the meaning of applicable securities laws. Implicit in this information, particularly in respect of statements as to future operating results and economic performance of Harry Winston Diamond Corporation, are assumptions regarding world economic conditions, projected revenue and expenses, diamond prices, and the Canadian/US dollar exchange rate. Specifically, Harry Winston has assumed that construction will continue on schedule and without undue disruption with respect to current underground mining construction and processing plant upgrade initiatives. These assumptions, although considered reasonable by Harry Winston Diamond Corporation at the time of preparation, may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining and mine development activities, risks associated with underground construction activities, risks associated with joint venture operations, risks associated with the remote location of the Diavik Mine site, risks associated with regulatory and financing requirements, fluctuations in diamond prices, changes in world economic and the risk of continued fluctuations in the Canadian/US dollar exchange rate.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation (TSX: HW; NYSE: HWD) is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. The company supplies rough diamonds to the global market from its 40% interest in the Diavik Diamond Mine, located in Canada’s Northwest Territories. The company’s retail division, Harry Winston, Inc., is a premier jewelry and timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo and Beverly Hills. For more information, please go to www.harrywinston.com or for investor information, visit investor.harrywinston.com.

Contact:

Kelley Stamm
kstamm@harrywinston.com
416.362.2237 ext.223